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          January 25, 2011

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Ms. Laura E. Hatch
Staff Accountant
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The GDL Fund File No. 333-149864
Dear Ms. Hatch:
          On behalf of The GDL Fund (the “Fund”), we received your oral comments on December 17, 2010 to Post-Effective Amendment No. 5 to the Fund’s registration statement on Form N-2 with respect to the issuance of subscription rights (the “Rights”) to holders of Series A Cumulative Callable Preferred Shares (the “Series A Preferred Shares”) and with respect to the Series B Cumulative Puttable and Callable Preferred Shares (the “Series B Preferred Shares”) to which the Rights relate, which was filed on November 8, 2010 (the “Registration Statement”) pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 (the “1940 Act”).
          The Fund has considered your comments and has authorized us to make on its behalf the responses and amendments to the Registration Statement discussed below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Fund uses in its Registration Statement.

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January 25, 2011

          In addition, please note that the Fund desires to be declared effective on January 27, 2011 or as soon thereafter as practicable. As such, it is contemporaneously filing along with this response (a) a post-effective amendment to the Registration Statement inclusive of the changes discussed below and (b) an acceleration request letter formally requesting such effectiveness.
Comments
General Comments
Comment 1: It appears that the Series B Preferred Shares are subject to a put option and would therefore constitute a “redeemable” security under Section 2(a)(32) of 1940 Act. Please explain why these securities should not be considered “redeemable securities.”
Response: Section 2(a)(32) defines a “redeemable security” as “any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”
The Series B Preferred Shares do not satisfy either of the two requirements for redeemable security status embedded in that definition.
First, because the Series B Preferred Shares would be entitled only to a fixed amount upon exercise of such a put and not to an amount that would vary with the Fund’s net asset value, the holders of the Series B Preferred Shares are not entitled in connection with such a put to their “proportionate share” of the Fund’s current net assets and such shares accordingly are not redeemable securities. In a subsequent phone call with my colleague Zev Wexler, you pointed to G.A.B.E., Inc. (SEC No-Action Letter 3/15/74) and Dimensional Fund Advisers (SEC No-Action Letter 11/21/88) as potentially applicable precedents. However, each of these letters involved a fact pattern where the securities involved entitled holders to receive approximately their proportionate share of the current net assets. In G.A.B.E., the securities were notes in a company that essentially had no equity and promoted itself as paying out substantially all of its income to its noteholders. The staff noted in its response that “the debt obligations the Corporation is issuing...[include] the right of the investor, at his option, to receive the value of his contribution and a distribution of income which varies with the value of the enterprise.” In Dimensional Fund Advisors, the proposed fund would have two

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January 25, 2011

classes of stock, one of which would be entitled to all of the appreciation and the other of which would be entitled to all of the income. In this case, each class was entitled to all of the assets allocated to it and upon redemption each share would necessarily receive its proportionate share of the assets allocated to it. By contrast, a traditional preferred stock, such as the Fund proposes to issue, (a) is not entitled to any assets; (b) does not experience any benefit or detriment if the Fund assets appreciate or depreciate; (c) is not entitled to payments of income greater than or less than expenses; and (d) is not subject to any expenses of the Fund (which is the reason why the advisory fee and other expenses must be expressed in relation to net assets attributable to the common stock). Consequently, the securities in these two letters have little in common with the proposed preferred stock of the Fund.
In addition, several no-action letters have supported the conclusion that securities subject to a put option which is only exercisable at periodic intervals are not “redeemable securities.” In California Dentists’ Guild Real Estate Mortgage Fund II (SEC No-Action Letter 1/4/90), the staff of the Securities and Exchange Commission (“SEC”) agreed with the requestor’s position that certain securities were not “redeemable” under Section 2(a)(32) in part because such securities could only be redeemed by holders after one year. Similarly, in Breen Mortgage Fund, (SEC No-Action Letter 1/18/88) and Embarcadero Mortgage Fund (SEC No-Action Letter 11/5/86) the staff agreed that the requestor’s securities were not “redeemable” securities in part because such securities could only be redeemed by holders after three years. Similarly, because the Series B Preferred Shares can only be put by holders at the end of the second and fourth year of the term of the Series B Preferred Shares, such securities are not redeemable “upon...presentation to the issuer” as required by the definition of “redeemable security” under Section 2(a)(32) and accordingly would not be redeemable securities even if their put value fluctuated with the Fund’s net asset value.
Comment 2: Please explain whether the board of trustees of the Fund (the “Board”) has considered whether the issuance of the Series B Preferred Shares benefits the Fund’s common shareholders.
Response: The Board carefully considered the terms of issuance of the Series B Preferred Shares and has concluded that such issuance benefits the Fund’s common shareholders by lowering its cost of financing. As stated in the prospectus, the rights offering allows holders of existing Series A Preferred Shares to pay for Series B Preferred Shares either with cash or by surrender of Series A Preferred Shares. The Fund will use all payments in cash from the issuance of Series B Preferred Shares to redeem existing Series A Preferred

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Shares. The annual dividend rate on the Series A Preferred Shares is 8.5%, while the annual dividend rate on Series B Preferred Shares is 7% during the first year after issuance and will be significantly lower thereafter if the current low interest rate environment continues. Therefore, the issuance will lower the Fund’s cost of financing, which will make it easier for the Fund to earn incremental returns for the benefit of the common shareholders.
Comment 3: Please include disclosure regarding the fact that the 7% dividend rate payable on the Series B Preferred Shares is an introductory rate and that the holders of these securities may receive significantly lower rates thereafter.
Response: We have added a risk factor to the section entitled “Special Features and Risks of the Series B Preferred Shares” in the prospectus supplement which states the following:
Interest Rate Risk. Shareholders of the Series B Preferred Shares will receive dividends on a quarterly basis. During the first year, the annual dividend rate will be 7%. Thereafter, the Board of Trustees, or a committee appointed by the Board of Trustees, will have sole discretion to set the dividend rate based on the annualized market yields for U.S. corporate bonds rated A by at least one rating agency, provided that the annual dividend rate must be at least 3%. The dividend reset dates occur at the end of the first, second, and fourth years of the term of the Series B Preferred Shares. If the current low interest rate environment continues, such dividend rates will be substantially less than 7%. For example, the current rate on at least some A-rated notes that have a remaining maturity of three years, which is the longest period to put or maturity, is as low as 4.5%. Accordingly, after the first year holders of Series B Preferred Shares will likely receive dividend payments at rates that may be substantially less than 7% and as low as 3%.
Comment 4: Please clarify the criteria the Board will use in determining the dividend rate on the Series B Preferred Shares after the first year of issuance.
Response: The Board, or a committee appointed by the Board, will have sole discretion to set the dividend rate based on the annualized market yields for U.S. corporate bonds rated A by at least one rating agency, provided that the annual dividend rate must be at least 3%. The dividend reset dates occur at the end of the first, second, and fourth years of the term of the Series B Preferred Shares. It is

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anticipated that the rate will be reset with reference to corporate bonds maturing at or about the time of the next put or maturity.
Cover Page
Comment 5: Please correct the Investment Company Act File Number included on the cover page of the filing.
Response: We have complied with your request.
Prospectus Summary
Comment 6: On page 2 of the Prospectus Summary, please confirm that the statement “Under normal market conditions, the Fund expects to have at least 40% of its assets invested in at least three countries other than the United States” is correct. Based upon the fund’s most recent annual report, greater than 80% of its investments are in North America.
Response: The Fund no longer expects to invest at least 40% of its assets in at least three countries other than the United States, and will no longer maintain this policy. Given this policy change, the Fund has been renamed “The GDL Fund.” Other than this change, the Fund’s investment objective remains the same.
Comment 7: On page 3 of the Prospectus Summary, the second paragraph under the section entitled “Dividends and Distributions” provides that any excess distributions to preferred shareholders will be treated as a tax-fee return of capital (to the extent of the shareholder’s tax basis in his or her shares). Please verify that the preferred shareholder’s basis will be reduced, as opposed to a reduction in the common shareholder’s basis.
Response: This is correct- any excess distributions to preferred shareholders will be treated as a tax-fee return of capital to the extent of the shareholder’s tax basis in his or her preferred shares. The amount treated as a tax-free return of capital

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January 25, 2011

will reduce a shareholder’s adjusted tax basis in his or her preferred shares, thereby causing potential gain to the shareholder upon maturity of the preferred shares, or increasing the shareholder’s potential gain or reducing his or her potential loss on the sale of the preferred shares.
Comment 8: On page 3 of the Prospectus Summary, under the section entitled “Dividends and Distributions — Common Share Distributions”, please add the clause “, all of which constituted a return of capital” to the end of the following statement: “For the fiscal year ended December 31, 2009, the Fund made distributions of $1.28 per common share.”
Response: We have complied with your request. Please see above referenced section for the revision.
Comment 9: Please revise the disclosure on pages 4 and 14 of the base prospectus under Prospectus Summary and the section entitled “Use of Proceeds,” to clarify that the Fund intends to use the proceeds of the rights offering to redeem the existing preferred shares, as described in the Use of Proceeds section in the prospectus supplement.
Response: We respectfully disagree with this comment. Pages 4 and 14 are part of the base prospectus of a “shelf offering” registration statement. Accordingly, these describe potential likely uses of proceeds of any future issuances under the shelf registration statement, and are not limited to the proposed takedown of rights. We believe the prospectus supplement, rather than the base prospectus, should describe the intended use of proceeds of the proposed takedown. Please see page R-11 of the prospectus supplement.
Comment 10: Please explain how the fee structure earned by the Investment Adviser qualifies as a “fulcrum” fee arrangement. Based upon the disclosure, our understanding is that having a base fee of 0.50% means that the fee can only increase. Based upon the disclosure, we think the base fee should be 1.25%.
Response: We believe that the Fund’s fee structure is fully consistent with the requirements of Section 205 of the Investment Advisers Act. Section 205(a)(1) of the Advisers Act prohibits compensation to a registered investment adviser on the basis of capital gains or appreciation of an advisory account. Section 205(b) provides five exceptions from this prohibition. These are stated in the alternative, and an advisor is permitted accordingly to rely on as many as are applicable.

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The first exception, in Section 205(b)(1), is really interpretive in nature and specifies that the capital gains prohibition shall not be construed to prohibit an advisory arrangement that provides for compensation based on the total value of an account. This exception protects the standard base management fee such as is set forth in Section 6(a) of the Fund’s advisory agreement. The second exception, in Section 205(b)(2), permits so-called “fulcrum fees” of the sort set forth in Rule 205-2(a)(1) of the Advisers Act. The third exception, in Section 205(b)(3), permits capital gains-based incentive compensation to investment advisers of business development companies (“BDC”) in certain circumstances.
Shortly after enactment of Section 205(b)(3), a BDC’s adviser requested assurances from the staff that it could charge both a base fee as a percentage of assets under Section 205(b)(1) and capital gains performance compensation under Section 205(b)(3) despite the fact that Section 205(b)(3) permits an advisory contract with a BDC if “the compensation provided for in such contract does not exceed 20% of the realized capital gains.” In its response, the staff agreed that the advisor could utilize both a Section 205(b)(1) base fee and a Section 205(b)(3) performance fee. See Weiss, Peck & Greer, SEC No-Action Letter (4/30/81) (“WPG”).
There is nothing in the structure or language of Section 205(b)(2) that suggests a different result than in WPG. Indeed, the conclusion is even easier because Section 205(b)(2), unlike Section 205(b)(3), does not specify any cap on compensation.
Further support for our conclusion may be found in the several enforcement proceedings in 2006 that resulted from a fulcrum fee sweep examination in (if I recall correctly) 2004. See, e.g., Dreyfus Corporation, SEC Rel. No. IA-2549 (9/7/06), and Numeric Investors LLC, SEC Rel. No IA-2546 (9/11/06). The sweep looked carefully at the fulcrum fee arrangements in effect at the time and found fault with several of them, in particular because the portion of the fee that was not affected by performance was not calculated over the most recent subset of the performance period as required by a safe harbor exception in Rule 205-2 under the Advisers Act. See Rule 205-2(c) of the Advisers Act. For purposes of this response, the important thing to note about these situations is that substantially all of them had a portion of the fee that was payable on the basis of assets under management — in effect a Section 205(b)(1) fee — in addition to the portion of the fee that could go up or down on the basis of performance. Consequently, these funds all had a fee structure — with which the SEC had no problem — that, as the staff suggested in its comments to us, could only go up from the “base fee.” This is because under Section 205(b)(2) advisers are

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permitted to choose — with client approval — the amount of fees they wish to put at risk.
That the Fund chose to break out the base fee from the performance fee rather than embed it in the portion of the fees below which this performance fee cannot go is a difference without any regulatory impact. Because the base fee is separated from the performance fee and the Fund’s total return performance is calculated based on the average daily number of shares outstanding, there is no possibility that changes in the number of shares outstanding will have an inappropriate impact on the Fund’s satisfaction of the performance requirement. Consequently, reliance on the safe harbor provided in Rule 205-2 is not necessary. Indeed, we would observe that if the advisers caught up in the fulcrum fee sweep had structured their contracts in this manner they probably would not have made the mistake they made of computing their base fee over too long a period under the safe harbor rule.
Comment 11: Please explain why an index composed of three-month Treasury Bills (the “Three-Month T-Bill Index”) is an appropriate index by which to measure the Fund’s performance.
Response: The staff posed the same question during the original registration and public offering of the Fund in late 2006 and early 2007. The Fund responded as set forth below and believes that the staff fully considered this question at that time. We are not aware of any developments since that time that would provide a basis for revisiting this question.
In the Fund’s response letter to Ms. Laura Hatch dated December 18, 2006, we wrote:
In accordance with SEC Release No. IC-7113 (4/6/72) (the “Release”), the Trustees of the Fund, at least 75% of whom are not “interested persons” of the Fund’s Investment Adviser as defined by the 1940 Act, considered the Release’s cited factors regarding the selection of an appropriate index. They have determined that the Three-Month T-Bill Index was the most appropriate benchmark by which to gauge the Investment Adviser’s success in meeting the Fund’s strategy.
The Fund is a merger arbitrage fund. While it invests primarily in equity securities, it does not seek to earn a return commensurate with an investment in

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January 25, 2011

equity securities, which in recent years has been extremely volatile. Rather, the Fund seeks to earn an absolute or positive return without excessive risk regardless of the direction of securities markets. Consequently, it is clear that an equity index would be inappropriate. In fact, the returns of merger arbitrage funds have not been correlated with equity market returns over any statistically significant period. The Fund reviewed disclosures by and evaluations of various private merger arbitrage funds and other investors who regularly deploy merger arbitrage strategies in considering what would be an appropriate index. Based on its findings, the Fund concluded that the success or failure of merger arbitrage activity is usually measured by whether the strategy earns a return in excess of a risk free investment return, for which the return on the Three-Month T-Bill Index is the acknowledged standard.
Financial Highlights
Comment 12: The offering costs appear to be amortized in the financial highlights table and embedded in the line item “Net investment income/(loss)”, instead of being expensed and noted as a separate line item “Offering Costs” under a subsection called “Preferred Share Transactions.” Please justify this treatment of offering costs, or revise if done in error.
Response: The Fund believes that because the shelf registration is valid for 3 years, it is appropriate to amortize the offering costs over the term of the registration. Moreover, considering the small amount of the anticipated offering costs, the Fund’s auditors concurred with the disclosure which combined the offering costs with interest expenses as a single line item. As a further justification for a consolidated line item, both the dividends (which are treated as interest expense) and amortization of the offering costs are expenses incurred by the common shareholders. However, in the Fund’s future filings the offering costs will be itemized on a separate line per your suggestion.
Comment 13: Please revise “[r]atio of operating expenses including interest, custodian fee credits and offering costs to average net assets attributable to common shares” and footnote (a) to the financial highlights table to reflect the requirements of Regulations S-X 6-07(g) (i.e., the expense ratios based on expenses that are not reduced by custodian fee credits should be presented in the table, rather than in footnote (a)).
Response: We have complied with your request. Please see requested disclosure in the “Financial Highlights” section of the base prospectus.

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January 25, 2011

Risk Factors and Special Considerations
Comment 14: Please add a risk factor regarding the Board’s level of control in determining the dividend rate of the Series B Preferred Shares, and address the fact that Mario Gabelli and the other Board members hold more than 50% of the preferred securities.
Response: We have added a risk factor to the section entitled “Special Features and Risks of the Series B Preferred Shares” in the prospectus supplement which states the following:
The Investment Adviser and Mr. Gabelli have Certain Conflicts of Interest Relating to the Preferred Shares. As of December 31, 2010, Mario Gabelli was the beneficial owner of 646,916 Series A Preferred Shares, representing 33.69% of the Fund’s outstanding Series A Preferred Shares. The other Trustees collectively own less than 1% of the Series A Preferred Shares. Mr. Gabelli has advised the Fund that he may participate in the rights offering to purchase Series B Preferred Shares. The Trustees, or a committee thereof, determine the dividend rate on the Series B Preferred Shares at such times and in such manner as is specified in this Registration Statement. Because of the possible perception of a conflict of interest, Mr. Gabelli has agreed to recuse himself from all discussions by the Board of Trustees or committee thereof related to the determination of the dividend rate for the Series B Preferred Shares for any period following initial issuance.
The Investment Adviser receives advisory compensation in respect of the total assets of the Fund, including assets representing the liquidation preference of the Series B Preferred Shares, without regard to whether the Fund earns an incremental return from such assets for the benefit of the common shareholders. In addition, Mr. Gabelli receives incentive-based variable compensation based on a percentage of net revenues received by the Investment Adviser for managing the Fund, which will be greater to the extent that the Fund has preferred shares outstanding. Consequently, both the Investment Adviser, which is controlled by Mr. Gabelli, and Mr. Gabelli himself have a conflict of interest with respect to the Series B Preferred Shares inasmuch as each stands to benefit from the issuance of such shares whether or not such issuance benefits holders of the common shares.

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January 25, 2011

Management of the Fund
Comment 15: Please explain whether the Fund would adjust the management fee downward in the event that the common shareholders do not benefit from the use of leverage (e.g. via the issuance of the Series B Preferred Shares).
Response: The Fund and its Investment Adviser have not entered into an agreement providing for the waiver or a reduction of the management fees in the event that the use of leverage does not benefit the common shareholders.
Comment 16: Please explain the difference in the estimated proceeds of the offering from $240,000,000 to $143,000,000.
Response: $240,000,000 refers to the maximum amount of proceeds the Fund can receive under the Registration Statement in accordance with Rule 462(b), which allows issuers to register an additional number of securities not exceeding 20% of those previously registered. $143,000,000 refers to the maximum amount of proceeds from the sale of securities under the shelf offering that have not yet been “taken down,” after taking such 20% upsizing into account.
Statement of Additional Information
Comment 17: The table setting forth the dollar range of equity securities held by the Trustees is missing footnotes (1) and (2). Please insert those footnotes as appropriate.
Response: We have complied with your request. Please see the “Management of the Fund” section in the Statement of Additional Information for the revision.
Comment 18: Please revise the table setting forth the dollar range of equity securities held by the Trustees to disclose the amount each Trustee holds in common and preferred shares of the Fund.
Response: We have complied with your request. Please see the “Management of the Fund” section in the Statement of Additional Information for the revision.

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January 25, 2011

Comment 19: Please include the enhanced proxy statement disclosure regarding the Board’s leadership structure and the qualifications of the Trustees to serve on the board.
Response: We have complied with your request. Please see requested disclosure in the “Management of the Fund” section of the Statement of Additional Information.
*     *     *     *
     If you have any questions or comments or require any additional information in connection with the above, please telephone me at (212) 735-2775 or my colleague Richard Prins at (212) 735-2790.

Sincerely,
/s/ Zev Wexler